

January 11, 2012

Via Facsimile
Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re:** **Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Fiscal Quarter Ended October 1, 2011**
> **Filed October 27, 2011**
> **File No. 1-06770**

Dear Mr. McKee:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief